

February 12, 2015

Via E-mail
Mr. Jamie Lewin
Chief Financial Officer
Vanc Pharmaceuticals Inc.
615 – 800 West Pender Street
Vancouver, BC, V6C 2V6 CANADA

Re: Vanc Pharmaceuticals Inc.
          Form 20-F for the Fiscal Year Ended June 30, 2014
          Filed November 20, 2014
          File No. 000-51848

Dear Mr. Lewin:

       We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

       Please respond to this letter within 10 business days by amending your filing in response to our comment below or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

       After reviewing any amendment and the information you provide in response to this comment, we may have additional comments.

Independent Auditor's Report, page 50

1. Please refer to Item 17(c) of Form 20-F and AU 341.13 and amend your filing to provide a revised independent auditor's report that:

    -   includes an opinion on whether the financial statements comply with IFRS as issued by the IASB;
    -   indicates management's responsibility that the financial statements are in accordance with IFRS as issued by the IASB; and
    -   uses language that conforms to the PCAOB requirements about an entity's ability to continue as a going concern.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountants Keira Nakada at (202) 551-3659 or Sasha Parikh at (202) 551-3627 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant